UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2013 [_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GENELINK, INC.

Full Name of Registrant:

Former Name if Applicable 8250 Exchange Dr. Suite 120

Address of Principal Executive Office (Street and Number) Orlando, FL, 32809

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant encountered difficulties in completing the accounting and reporting for certain disclosures and could not complete the report in sufficient time to permit the filing of the 10-K without unreasonable expense and effort.

PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification: Michael G. Smith 407 680-1150
(Name) (Area Code) (Telephone No.)
(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENELINK, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2014___________ By: /s/ Michael G. Smith____________ Chief Operating Officer